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                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

Board of Directors and Shareholders
Turbodyne Technologies, Inc. and Subsidiaries
Carpinteria, California

We consent to the incorporation by reference in the Registration Statement (No. 333-64133) on Form S-8 of Turbodyne Technologies, Inc. and subsidiaries, of our report dated April 4, 2000 relating to the consolidated balance sheet of Turbodyne Technologies, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, which report appears in the December 31, 1999 annual report on Form 10-K of Turbodyne Technologies, Inc. and subsidiaries, as amended by Form 10-K/A (Amendment No. 1) of Turbodyne Technologies Inc. and subsidiaries.

Our report, date April 4, 2000, contains an explanatory paragraph that states that the Company has suffered net losses in each of the last four years, has used cash in its operating activities in each of the last four years, has disposed of its most significant subsidiary through bankruptcy, is subject to a lawsuit brought against it by shareholders, and based on the Company's projected cash flows for the ensuing year it will be required to seek additional equity or debt financing in order to continue its present operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ McGOWAN GUNTERMANN
----------------------------
McGowan Guntermann

Santa Barbara, California
August 9, 2000



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